SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9


       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                            (Name of Subject Company)

                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                      (Name of Person(s) Filing Statement)

        Credit Suisse First Boston (USA), Inc. - CSFBdirect Common Stock,
                            Par Value $.10 Per Share
                        (Title of Classes of Securities)

                                    22541L103
                      (CUSIP Number of Class of Securities)
                         ------------------------------

                           Joseph T. McLaughlin, Esq.
                     Credit Suisse First Boston (USA), Inc.
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  On Behalf of the Person(s) Filing Statement)

                         ------------------------------

                                 WITH A COPY TO:

                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000


[X]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

CREDIT | FIRST                                        Corporate Communications
SUISSE | BOSTON
                                                      CREDIT SUISSE FIRST BOSTON
                                                      Eleven Madison Avenue
                                                      New York, NY 10010-3629


                                                      For immediate release


                       CSFB Agrees to Acquire Outstanding
                            CSFBdirect Tracking Stock

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New York, July 11, 2001 -Credit Suisse First Boston (USA), Inc. and Credit
Suisse First Boston, Inc. are pleased to announce the execution of a definitive merger agreement whereby CSFB will acquire the 18,400,000 shares (approximately 17% interest) of CSFBdirect common stock (NYSE: DIR) owned by the public for $ 6 per share in cash, or a total of approximately $110 million. CSFBdirect stock is the series of common stock issued by CSFB (USA) that tracks the performance of CSFBdirect, it's online brokerage unit. The offer represents a premium of approximately 28%percent over the closing price of CSFBdirect stock on July 10, 2001 on the New York Stock Exchange.

The transaction has been unanimously approved by the special committee of the board of directors of CSFB (USA) and the board of directors of CSFB (USA). The offer is not subject to a minimum number of shares having been tendered but is subject to customary conditions for transactions of this type.

To consummate the transaction, CSFB will commence within ten business days a cash tender offer for all of the CSFBdirect stock owned by the public. The transaction is expected to close in the third quarter of 2001.

CSFB (USA), formerly known as Donaldson, Lufkin & Jenrette, Inc., was acquired last fall by the Credit Suisse Group. CSFB (USA) is a part of the Credit Suisse First Boston business unit and is a subsidiary of CSFB.

The transaction will provide CSFB (USA) with additional flexibility in operating the CSFBdirect business, including giving greater flexibility to CSFB in allocating assets and liabilities among its various businesses and reduce administrative and related expenses.


This press release is neither an offer to purchase nor the solicitation of an offer to sell any securities of CSFB (USA). Investors are urged to read the relevant tender offer documents that will be filed with the Securities and Exchange Commission by CSFB (USA) and CSFB if the transaction proceeds because they will contain important information concerning the offer. You will be able to obtain a free copy of the documents filed with the Commission by CSFB (USA) and CSFB at the Commission's website at http://www.sec.gov.


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

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CSFBdirect is one of the world's premier online brokerage firms offering a diversified range of investment products and services to sophisticated, self-directed investors. As of December 31, 2000, CSFBdirect had over one million worldwide customer accounts representing nearly $23 billion in assets.

Headquartered in Jersey City, NJ with offices in New York City, Charlotte, NC, Delray Beach, FL, Sandy City, UT, London, Tokyo, Hong Kong, and Dubai, CSFBdirect employs more than 1,650 people. CSFBdirect trades on the New York Stock Exchange under the ticker symbol "DIR" as a tracking stock of Credit Suisse First Boston (USA), Inc. For more information on CSFBdirect, visit the company's Web site at www.CSFBdirect.com.

Credit Suisse First Boston (CSFB) is a leading global investment bank serving institutional, corporate, government and individual clients. CSFB's businesses include securities underwriting, sales and trading, investment banking, private equity, financial advisory services, investment research, venture capital, correspondent brokerage services and retail online brokerage services. It operates in over 87 locations across more than 39 countries on 6 continents, and has some 28,000 staff worldwide. The Firm is a business unit of the Zurich based Credit Suisse Group, a leading global financial services company. For more information on Credit Suisse First Boston, please visit our website at http://www.csfb.com.

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Press Contacts: Jeanmarie McFadden       CSFB - New York          (212) 325-5898